THOMPSON COBURN LLP

One US Bank Plaza

St. Louis, MO 63101

(314) 552-6000

July 20, 2006

VIA EDGAR CORRESPONDENCE

Linda Stirling, Esq.

Securities and Exchange Commission

Division of Investment Management

450 5th Street, NW, 5-6

Washington, DC 20549

Dear Linda:

We are responding to your telephone comments received Tuesday, July 11, 2006 on Post-Effective Amendment No. 67 to the Form N-1A registration statement of Unified Series Trust (the “Trust”) in respect of its series, The Symphony Wealth Management Ovation Fund (the “Fund”). Our responses to your comments are set forth below.

Prospectus

Comment: (i) List the types of fixed income securities in which the Fund may invest; and (ii) describe the maturity parameters of the fixed income securities in which the Fund may invest

Response: We have revised the 3rd paragraph under Principal Strategies to read as follows:

Fixed income securities in which the Fund may invest include domestic and foreign (including foreign government) bonds, notes, corporate debt, government securities and municipal securities.  The Fund typically invests in high quality, short-term debt securities issued by corporations, financial institutions, or the U.S. Government, including STRIPS, repurchase agreements and money market fund or other money market investments.  Generally the Fund will invest in debt securities rated at least AA and higher by Standard and Poor’s (S&P) or, if unrated, determined to be of comparable rating by the Fund’s adviser, in each case determined as of the date of purchase. The Fund may invest in fixed income securities with maturities ranging from 30 days to 10 years.

We have also added the following risks under “Principal Risks of Investing in the Fund”:

•

Municipal Securities Risks. Municipal securities are subject to the risk that legislative changes and local and business developments may adversely affect the yield or value of the Fund’s investments in such securities. In addition, in order to be tax-exempt, municipal securities must meet certain legal requirements.  Failure to meet such requirements may cause the interest received by the Fund on the municipal securities to be taxable.  Changes or proposed changes in federal tax laws may also cause the prices of municipal securities to fall.

•

Government Securities Risks.  It is possible that the U.S. Government would not provide financial support to its agencies or instrumentalities if it is not required to do so by law.  If a U.S. Government agency or instrumentality in which the Fund invests defaults and the U.S. Government does not stand behind the obligation, the Fund’s share price or yield could fall. Securities of U.S. Government sponsored entities, such as Freddie Mac or Fannie Mae, are neither issued or guaranteed by the U.S. Government.  The U.S. Government’s guarantee of ultimate payment of principal and timely payment of interest of the U.S. Government securities owned by the Fund does not imply that the Fund’s shares are guaranteed or that the price of the Fund’s shares will not fluctuate.

Comment: The Prospectus states on the back cover page that the Fund's SAI and its reports to shareholders are available at www.symphonywealth.com.  The SEC staff searched the web site and could not find a link to the Fund’s documents.  Please explain.

Response: We have verified that the documents are at www.symphonywealth.com, Open an Account, Library, General Documents and Forms. We have revised the back cover page to give clearer directions to investors seeking Fund documents on the website.

OTHER DISCLOSURES

Comment: Include a “Tandy” representation from the Fund with respect to the Commission Staff comments on the Fund’s filing.

Response: As requested, attached as Exhibit A is a “Tandy” representation signed by an officer of the Trust.

We trust that our responses satisfactorily resolve the issues you raised. If not, please let us know and we will further revise. Please call me at 314-552-6077 if you have any questions relating to this letter.

Sincerely,

THOMPSON COBURN LLP

/s/ Dee Anne Sjögren

Exhibit A

In connection with post-effective amendment no. 67 to the registration statement on Form N-1A of the Unified Series Trust (the “Trust”) filed on behalf of its series, The Symphony Wealth Management Ovation Fund (the “Fund”), the undersigned hereby states as follows:

1.	The Fund acknowledges that all disclosures contained in the registration statement about the Fund are its responsibility;

2.

The Fund acknowledges that, by declaring the registration statement effective, the Securities and Exchange Commission (“SEC”) does not relieve the Trust or the Fund from its responsibility for the disclosures included therein; and

3.

The Trust and Fund each hereby represents and warrants that, in the event the SEC takes action against the Fund, the Fund will not assert the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws.

UNIFIED SERIES TRUST

By:/s/ Heather A. Barnes, Secretary